May 23, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Apollo Gold Corporation Registration Statement on Form S-3 Filed April 4, 2007 SEC File No. 333-141877

Ladies and Gentlemen:

This letter sets forth the responses of Apollo Gold Corporation (“Apollo Gold” or “we”) to the comments contained in the Staff’s comment letter dated April 24, 2007 (the “Comment Letter”) with respect to Apollo Gold’s Registration Statement on Form S-3 of, as filed with the Securities and Exchange Commission on April 4, 2007 (the “Registration Statement”). We have transmitted herewith our proposed changes to the Registration Statement to reflect our responses to the Comment Letter. For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter along with the responses of Apollo Gold.

1.
Please state the total dollar value of the securities underlying the convertible debentures that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible debentures).

Please see the revisions on page 16 of the prospectus supplement.

2.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible debentures in this disclosure.

May 23, 2007

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible debentures and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible debentures.

Set forth below is a table showing the dollar amount of each payment (other than repayment of principal on the convertible debentures) that Apollo Gold has made or may be required to make to the selling shareholders listed in the selling shareholder table of the Registration Statement (the “Selling Shareholders”) (or any affiliate of a Selling Shareholder or any other person with whom any Selling Shareholder has a contractual relationship) in connection with the placement of the convertible debentures. As indicated from the table below, the total amount of all payments made or potentially made by Apollo Gold to the Selling Shareholders (or their affiliates) in connection with the convertible debentures (the “Aggregate Payments”) is $7,873,544 (or $6,329,144 in the first year after the issuance of the convertible debentures) and the gross proceeds to Apollo Gold in the placement of convertible debentures were $8,580,000.

Type of Payment (1)	Dollar Amount
Interest on the Convertible Debentures (2)	$2,574,000 (3)
Common Shares upon Exercise of the Purchase Warrants	$4,118,400 (4)
Additional Interest on Convertible Debentures payable upon default under Registration Rights Agreements (5)	386,100 (6)
Placement Agent’s Fees to Shoreline Pacific, LLC	$372,372 (7) (8)
Placement Agent’s Fees to Regent Securities Capital Corporation	$372,372 (7)
Reimbursement of Placement Agent Expenses	$50,300 (9)
Total	$7,873,544

(1)	Table does not include the value of common shares issuable upon conversion of the convertible debentures.

(2)
1% per month for the first 12 months from the date of issuance (12% per annum simple interest not compounded) and 1.5% per month for the final 12 months prior to the maturity date (18% per annum simple interest not compounded).

(3)	Aggregate amount of interest payable on $8,580,000 aggregate principal amount of convertible debentures over their two year term and assuming that they are not converted prior thereto.

May 23, 2007

(4)
Calculated by multiplying the aggregate number of shares underlying the purchase warrants (17,160,000) by the difference between the closing price of common shares on the American Stock Exchange on the date of the closing of the placement of convertible debentures ($0.74) and the exercise price of the purchase warrants ($0.50).

(5)
6% per annum payable if the Registration Statement has not been declared effective by May 24, 2007, in which case such 6% additional interest is payable from May 24, 2007 until the earlier of (i) the date the Registration Statement has been declared effective by the SEC or (ii) the first anniversary of the issuance date of the convertible debentures (February 23, 2008).

(6)	Maximum amount of additional interest payable assuming payment of additional interest on $8,580,000 aggregate principal amount of convertible debentures from May 24, 2007 through February 23, 2008.

(7)
Composed of (i) $300,300 cash fee and (ii) $72,072, which represents the value of the shares underlying the compensation warrant (calculated by multiplying the number of shares underlying the compensation warrant (300,300) by the difference between the closing price of common shares on the American Stock Exchange on the date of the closing of the placement of convertible debentures ($0.74) by the exercise price of the compensation warrants ($0.50)).

(8)
At the request of Shoreline Pacific, LLC, the warrants to which Shoreline Pacific, LLC was entitled as compensation for its placement agent services were issued in the names of Kleiman/Reiner Living Trust (a trust controlled by Harlan Kleiman), Paresh Patel, Jeffrey Wright, John Slizza and Sally Smith, each of which is an employee of Shoreline Pacific,

(9)	$14,000 of which was paid to Shoreline Pacific, LLC and $36,300 of which was paid to Regent Securities Capital Corporation.

3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible debentures, presented in a table with the following information disclosed separately (in this comment, the reference to “securities underlying the convertible debentures” means the securities underlying the debentures that may be received by the persons identified as selling shareholders):

May 23, 2007

•	the market price per share of the securities underlying the convertible debentures on the date of the sale of the convertible debentures;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible debentures using the price per share established in the convertible debenture;

•	the total possible shares underlying the convertible debentures (assuming no interest payments and complete conversion throughout the term of the note);

•
the combined market price of the total number of shares underlying the convertible debentures, calculated by using the market price per share on the date of the sale of the convertible debentures and the total possible shares underlying the convertible debentures;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible debentures calculated by using the conversion price on the date of the sale of the convertible debentures and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible debentures, calculated by subtracting the total conversion price on the date of the sale of the convertible debentures from the combined market price of the total number of shares underlying the convertible debentures on that date.

If there are provisions in the convertible debentures that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Set forth below is a table showing the total discount at the date of the sale of the convertible debentures. We note that there are no provisions in the convertible debentures that could result in a change in the conversion price per share.

As background to the table below, Apollo Gold would like to provide some history regarding the negotiation of the conversion price of the convertible debentures and the market price of Apollo Gold’s common shares during this time. Apollo Gold negotiated the conversion price of the convertible debentures with RAB Special Situations (Master) Fund Limited in late November and early December 2006, during which time (from November 15, 2006 to December 15, 2006) the closing prices of Apollo Gold’s common shares on the American Stock Exchange ranged from a low of $0.34 per share to a high of $0.50 per share. Therefore, at the time the conversion price was negotiated, the conversion price was generally at a premium to the market price of Apollo Gold’s common shares.

May 23, 2007

After the negotiation of the conversion price in late November 2006 and early December 2006, Apollo Gold and its advisors worked on drafting and negotiating the definitive documentation and obtaining the necessary approval for listing the underlying common shares on the American Stock Exchange and the Toronto Stock Exchange. Due to delays in obtaining the required approval from the American Stock Exchange, as well as the time it took to prepare and negotiate definitive documentation, Apollo Gold was not able to close the placement of convertible debentures until February 23, 2007.

Concurrently with these negotiations and the preparation of definitive documentation and obtaining necessary approvals, St. Andrew Goldfields Ltd. (“St. Andrew”) was purchasing a significant number of common shares of Apollo Gold in the open market. As reported in St. Andrew’s Schedule 13D/A filed with the Securities and Exchange Commission (“SEC”) on February 21, 2007, between November 1, 2006 and February 16, 2007, St. Andrew acquired 18,000,000 common shares of Apollo Gold through a number of open market purchases. Apollo Gold believes that these purchases by St. Andrew were largely what caused the market price of its common shares to increase from $0.30 per share on November 1, 2006 to $0.74 per share on February 23, 2007. As a result, Apollo Gold does not believe that the discount on the conversion price of the convertible debentures from the market price on February 23, 2007 is meaningful.

Column 1	Column 2	Column 3	Column 4	Column 5	Column 6
Market Price per Common Share on the date of the sale of the Convertible Debentures (1)	Conversion Price per Common Share on the date of sale of the Convertible Debentures	Total Maximum Number of Shares underlying the Convertible Debentures	Aggregate Market Price of Total Maximum Number of Shares underlying the Convertible Debentures (Column 1 multiplied by Column 3)	Aggregate Conversion Price of Total Maximum Number of Shares underlying the Convertible Debentures (Column 2 multiplied by Column 3)	Aggregate Discount at Date of Sale of Convertible Debentures (Column 4 minus Column 5)
$0.74	$0.50	17,160,000	$12,698,400	$8,580,000	$4,118,400

(1)          Closing price on the American Stock Exchange on February 23, 2007, the closing date of the convertible debenture placement.

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

May 23, 2007

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately;

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price to the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Set forth below is a table showing other securities purchased by the Selling Shareholders from Apollo Gold (i.e., not including securities purchased in the open market) and the total discount at the date of sale of such security.

May 23, 2007

Column 1	Column 2	Column 3	Column 4	Column 5	Column 6	Column 7	Column 8
Selling Share-holder	Type of Security	Market Price per Common Share on the date of the sale of such Security	Sale Price of Such Security (1)	Total Maximum Number of Shares (2)	Aggregate Market Price of Total Maximum Number of Shares (Column 3 multiplied by Column 5)	Aggregate Sale Price of Total Maximum Number of Shares (Column 4 multiplied by Column 5)	Aggregate Discount (Premium) at Date of Sale of such Security (Column 6 minus Column 7)
RAB Special Situations (Master) Fund Limited	$3,000,000 aggregate principal amount of Series B Debentures (3) (4)	$0.68 (5)	$0.75	4,000,000	$2,720,000.00	$3,000,000.00	$(280,000.00)
	Special Note Warrants (6)	$0.68 (5)	$0.80 (19)	1,800,000	$1,224,000.00	$1,440,000.00	$(216,000.00)
	Special Warrants	$0.68 (5)	$0.75	1,333,333	$906,666.44	$999,999.75	$(93,333.31)
	Special Warrant Warrants (7)	$0.68 (5)	$0.80	800,000	$544,000.00	$640,000.00	$(96,000.00)
CCM Master Qualified Fund, Ltd.	Common Shares (8)	$0.30 (9)	$0.30	4,166,667	$1,250,000.10	$1,250,000.10	$0.00
	Warrants (10)	$0.30 (9)	$0.50	2,083,334	$625,000.20	$1,041,667.00	$(416,667.80)
Highbridge International LLC	Common Shares (8)	$0.30 (9)	$0.30	4,333,334	$1,300,000.20	$1,300,000.20	$0.00
	Warrants (10)	$0.30 (9)	$0.50	2,166,667	$650,000.10	$1,083,333.50	($433,333.40)
	$500,000 aggregate principal amount of Series B Debentures (3) (11)	$0.68 (4)	$0.75	633,333	$430,666.44	$474,999.75	$(44,333.31)
	Special Note Warrants (6) (11)	$0.68 (5)	$0.80 (19)	300,000	$204,000.00	$240,000.00	$(36,000.00)

May 23, 2007

Column 1	Column 2	Column 3	Column 4	Column 5	Column 6	Column 7	Column 8
Selling Share-holder	Type of Security	Market Price per Common Share on the date of the sale of such Security	Sale Price of Such Security (1)	Total Maximum Number of Shares (2)	Aggregate Market Price of Total Maximum Number of Shares (Column 3 multiplied by Column 5)	Aggregate Sale Price of Total Maximum Number of Shares (Column 4 multiplied by Column 5)	Aggregate Discount (Premium) at Date of Sale of such Security (Column 6 minus Column 7)
Crestview Capital Master, LLC	Common Shares (8)	$0.30 (9)	$0.30	2,666,667	$800,000.10	$800,000.10	$0.00
	Warrants (10)	$0.30 (9)	$0.50	1,333,334	$400,000.20	$666,667.00	$(266,666.80)
Enable Growth Partners LP	Common Shares (8)	$0.30 (9)	$0.30	1,700,000	$510,000.00	$510,000.00	$0.00
	Warrants (10)	$0.30 (9)	$0.50	850,000	$255,000.00	$425,000.00	$(170,000.00)
Enable Opportunity Partners LP	Common Shares (8)	$0.30 (9)	$0.30	200,000	$60,000	$60,000.00	$0.00
	Warrants (10)	$0.30 (9)	$0.50	100,000	$30,000	$50,000.00	$(20,000.00)
Pierce Diversified Strategy Master Fund LLC	Common Shares (8)	$0.30 (9)	$0.30	100,000	$30,000	$30,000.00	$0.00
	Warrants (10)	$0.30 (9)	$0.50	50,000	$15,000	$25,000.00	$(10,000.00)
Nite Capital LP	Common Shares (8)	$0.30 (9)	$0.30	666,666	$199,999.80	$199,999.80	$0.00
	Warrants (10)	$0.30 (9)	$0.50	333,333	$99,999.90	$166,666.50	$(66,666.60)
Truk Opportunity Fund, LLC	$93,000 aggregate principal amount of Series B Debentures (3)	$0.68 (5)	$0.75	124,000	$84,320.00	$93,000.00	$(8,680.00)
	Special Note Warrants (6)	$0.68 (5)	$0.80 (19)	55,800	$37,944.00	$44,640.00	$(6,696.00)
	Common Shares (28)	$0.74 (29)	$0.75	313,333	$231,866.42	$234,999.75	$(3,133.33)
	Warrants (28)	$0.74 (29)	$1.00	234,999	$173,889.26	$234,999.00	$(61,109.74)
	Common Shares (8)	$0.30 (9)	$0.30	741,667	$222,500.10	$222,500.10	$0.00
	Warrants (10)	$0.30 (9)	$0.50	370,834	$111,250.20	$185,417.00	$(74,166.80)

May 23, 2007

Column 1	Column 2	Column 3	Column 4	Column 5	Column 6	Column 7	Column 8
Selling Share-holder	Type of Security	Market Price per Common Share on the date of the sale of such Security	Sale Price of Such Security (1)	Total Maximum Number of Shares (2)	Aggregate Market Price of Total Maximum Number of Shares (Column 3 multiplied by Column 5)	Aggregate Sale Price of Total Maximum Number of Shares (Column 4 multiplied by Column 5)	Aggregate Discount (Premium) at Date of Sale of such Security (Column 6 minus Column 7)
Truk International Fund, LP	$6,999.75 aggregate principal amount of Series B Debentures (3)	$0.68 (5)	$0.75	9,333	$6,346.44	$6,999.75	$(653.31)
	Special Note Warrants (6)	$0.68 (5)	$0.80 (19)	4,200	$2,856.00	$3,360.00	$(504.00)
	Common Shares (28)	$0.74 (29)	$0.75	20,000	$14,800.00	$15,000.00	$(200.00)
	Warrants (28)	$0.74 (29)	$1.00	15,000	$11,100.00	$15,000.00	$(3,900.00)
	Common Shares (8)	$0.30 (9)	$0.30	91,667	$27,500.10	$27,500.10	$0.00
	Warrants (10)	$0.30 (9)	$0.50	45,834	$13,750.20	$22,917.00	$(9,166.80)
Kleiman / Reiner Living Trust (13)	Common Shares (8)	$0.30 (9)	$0.30	13,360 (14)	$4,008.00	$4,008.00	$0.00
	Warrants (10)	$0.30 (9)	$0.50	6,680 (14)	$2,004.00	$3,340.00	$(1,336.00)
	Compensation Warrants (12)	$0.30 (9)	$0.50	560,723	$168,216.90	$280,361.50	$(112,144.60)
Paresh Patel	Common Shares (8)	$0.30 (9)	$0.30	3,340	$1,002.00	$1,002.00	$0.00
	Warrants (10)	$0.30 (9)	$0.50	1,670	$501.00	$835.00	$(334.00)
	Compensation Warrants (12)	$0.30 (9)	$0.50	233,635	$70,090.50	$116,817.50	$(46,727.00)
Jeffrey Wright	Common Shares (8)	$0.30 (9)	$0.30	500	$150.00	$150.00	$0.00
	Warrants (10)	$0.30 (9)	$0.50	250	$75.00	$125.00	$(50.00)
	Compensation Warrants (12)	$0.30 (9)	$0.50	175,226	$52,567.80	$87,613.00	$(35,045.20)

May 23, 2007

Column 1	Column 2	Column 3	Column 4	Column 5	Column 6	Column 7	Column 8
Selling Share-holder	Type of Security	Market Price per Common Share on the date of the sale of such Security	Sale Price of Such Security (1)	Total Maximum Number of Shares (2)	Aggregate Market Price of Total Maximum Number of Shares (Column 3 multiplied by Column 5)	Aggregate Sale Price of Total Maximum Number of Shares (Column 4 multiplied by Column 5)	Aggregate Discount (Premium) at Date of Sale of such Security (Column 6 minus Column 7)
John Slizza	Common Shares (8)	$0.30 (9)	$0.30	500	$150.00	$150.00	$0.00
	Warrants (10)	$0.30 (9)	$0.50	250	$75.00	$125.00	$(50.00)
	Compensation Warrants (12)	$0.30 (9)	$0.50	175,226	$52,567.80	$87,613.00	$(35,045.20)
Sally Smith	Common Shares (8)	$0.30 (9)	$0.30	500	$150.00	$150.00	$0.00
	Warrants (10)	$0.30 (9)	$0.50	250	$75.00	$125.00	$(50.00)
	Compensation Warrants (12)	$0.30 (9)	$0.50	23,364	$7,009.20	$11,682.00	$(4,672.80)
Regent Securities Capital Corporation	$1,056,250 aggregate principal amount of Series B Debentures (3) (24)	$0.68 (5)	$0.75	1,408,333	$957,667	$1,056,250.00	$(98,583.33)
	Special Note Warrants (6)	$0.68 (5)	$0.80 (19)	633,750	$430,950.00	$507,000.00	$(76,050.00)
	Compensation Warrants (20)	$0.68 (5)	$0.80 (19)	1,167,000	$793,560.00	$933,600.00	$(140,040.00)
	Compensation Warrants (21)	$0.68 (5)	$0.80 (19)	232,667	$158,213.56	$186,133.60	$(27,920.04)
	Common Shares (28)	$0.74 (29)	$0.75	1,250,000	$925,000.00	$937,500.00	$(12,500.00)
	Warrants (28)	$0.74 (29)	$1.00	937,500	$693,750.00	$937,500.00	$(243,750.00)
	Broker Warrants (16)	$0.37 (17)	$0.51 (18)	166,666	$61,666.42	$84,999.66	$(23,333.24)
	Broker Warrant Warrants (16)	$0.37 (17)	$1.12 (22) (23)	83,333	$30,833.21	$93,332.96 (23)	$(62,499.75) (23)
	Flow Through Common Shares (25)	$0.82 (26)	$0.87 (27)	142,856	$117,141.92	$124,284.72	$(7,142.80)
Total							$(3,244,485.16)

May 23, 2007

(1)
Represents (i) in the case of common shares, the price at which the shares were sold, (ii) in the case of warrants, the exercise price of the warrants and (iii) in the case of convertible debentures, the conversion price of the convertible debentures. In the case of warrants that were issued as part of the 2006 Unit Offering (defined below in footnote (8)), the warrants contain full-ratchet anti-dilution protection that provides that, subject to limited exceptions, if Apollo Gold sells, grants an option to purchase or otherwise disposes, issues or reprices any common shares (or any securities that are convertible into or exercisable or exchangeable for common shares) at a price per share less than $0.50 per share, then the exercise price of the warrants will be reduced to such price (but the number of shares issuable upon exercise of the warrants will not change).

(2)
Represents (i) in the case of common shares, the number of common shares that were sold to the applicable Selling Shareholder, (ii) in the case of warrants, the number of common shares issuable upon exercise of the warrants issued to the applicable Selling Shareholder and (iii) in the case of convertible debentures, the number of common shares issuable upon conversion of the convertible debentures issued to the applicable Selling Shareholder.

(3)
On November 4, 2004, Apollo Gold completed a private placement of $8,756,250 of principal amount special notes (“Special Notes”) and $1,745,000 of special warrants (“Special Warrants”) at $0.75 per Special Warrant. Each $1,000 principal amount of Special Notes was convertible, with no additional consideration, into $1,000 principal amount of 12% Series 2004-B Convertible Debentures, due November 4, 2007 (the “Series B Debentures”), and 600 warrants exercisable for common shares of Apollo Gold at $0.80 per share (the “Special Note Warrants”). Each Special Warrant was exercisable, with no additional consideration, for one common share and 0.6 of one common share purchase warrant (a “Special Warrant Warrant”). Each whole Special Warrant Warrant was exercisable for one common share for $0.80 per share.

May 23, 2007

(4)	RAB Special Situations (Master) Fund Limited converted its Special Notes into Series B Debentures and Special Note Warrants on December 16, 2004.

(5)	Closing price on the American Stock Exchange on November 4, 2004, the closing date of the placement of Special Notes and Special Warrants described in footnote (3).

(6)	Warrants indicated here are Special Note Warrants described in footnote (3).

(7)	Warrants indicated here are Special Warrant Warrants described in footnote (3).

(8)
On November 8, 2006, Apollo Gold completed a unit offering for gross proceeds of approximately $5,000,000 (the “2006 Unit Offering”), with each unit comprised of one common share and one half of one warrant to purchase one common share (the “Unit Warrants”). Common shares indicated here were obtained in the 2006 Unit Offering.

(9)	Closing price on the American Stock Exchange on November 8, 2006, the closing date of the 2006 Unit Offering.

(10)	Warrants indicated here were obtained in the 2006 Unit Offering.

(11)	Series B Debentures and Special Note Warrants issued to Smithfield Fiduciary, LLC, a wholly owned subsidiary of Highbridge International LLC.

(12)	Compensation warrants indicated here were issued as compensation for placement agent services rendered in connection with the 2006 Unit Offering.

(13)	Harlan Kleiman controls the Kleiman/Reiner Living Trust.

(14)	The common shares and unit warrants were issued in equal amounts to each of Harlan Kleiman, Lorraine Kleiman, Sarah Kleiman and Alexandra Kleiman.

(15)	Purchased by Harlan Kleiman.

(16)
On October 30, 2006, Apollo Gold completed a private placement to Canadian purchasers of 2,222,221 flow through units at Cdn$0.45 per unit, with each flow through unit consisting of one “super flow-though” common share and one-half of one warrant to purchase one common share (the “2006 Flow Through Offering”). Regent Securities Capital Corporation acted as placement agent in the 2006 Flow Through Offering and, as compensation for its services, it received 166,666 broker warrants, with each broker warrant exercisable at a price of Cdn$0.45 at any time within two years from October 30, 2006 for one broker unit, which broker unit will consist of one common share and one-half of one warrant to purchase one common share, with each such warrant entitling the holder to purchase one additional common share at a price of Cdn$1.00 per share for the first twelve months from October 30, 2006 and for Cdn$1.15 per share thereafter until 24 months from the October 30, 2006.

May 23, 2007

(17)	Closing price on the American Stock Exchange on October 30, 2006, the closing date of the 2006 Flow Through Offering.

(18)
The exercise price of the broker warrants is Cdn$0.45 per share. On October 30, 2006, the noon rate of exchange as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Cdn$1.00 equals $1.1235. Using this exchange rate the exercise price of the broker warrants was $0.51.

(19)
The exercise price on the closing date of the placement was US$0.80 per share. Effective January 6, 2006, Apollo Gold pledged its Black Fox property to The Canada Trust Company as substitute collateral for the Series B Debentures, which were previously secured by $11.0 million in cash (the “Substitution”). Pursuant to a letter from Apollo Gold to each of the holders of the Series B Debentures dated December 19, 2005, Apollo Gold agreed to reduce the exercise price on 5,013,600 of the Special Note Warrants from $0.80 to $0.40, subject to the completion of the Substitution. The reduction in the exercise price was effective January 16, 2006 and applies to all warrants attached to the Series B Debentures except for those held by Apollo Gold’s officers, which remain exercisable into one Apollo Gold common share at $0.80 per share.

(20)	Compensation warrants indicated here were issued as compensation for placement agent services rendered in connection with the placement of the Special Notes.

(21)	Compensation warrants indicated here were issued as compensation for placement agent services rendered in connection with the placement of the Special Warrants.

(22)
The exercise price of the broker warrant warrants is Cdn$1.00 per share for the first twelve months from October 30, 2006. On October 30, 2006, the noon rate of exchange as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Cdn$1.00 equals $1.1235. Using this exchange rate the exercise price of the broker warrant warrants is $1.12.

(23)
After October 30, 2007, the exercise price of the broker warrant warrants will be Cdn$1.15. Using the same exchange rate the exercise price of the broker warrant warrants will be $1.29. Based on an exercise price of $1.29, the Aggregate Sale Price of Total Maximum Number of Shares (Column 7) will be $107,499.57 and the Aggregate Discount (Premium) at Date of Sale of such Security (Column 8) will be $(76,666.36).

May 23, 2007

(24)	Includes $56,250 aggregate principal amount of Series B Debentures held by Elizabeth Cryer, wife of J. Jay Jaski, the Chairman of Regent Securities Capital Corporation.

(25)
On December 31, 2004, Apollo Gold completed a private placement to Canadian purchasers of 714,285 “super flow-through” common shares (the “2004 Flow Through Offering”). J. Jay Jaski and Elizabeth Jane Cryer purchased 142,856 flow through shares in the 2004 Flow Through Offering (Mr. Jaski is the Chairman of Regent Securities Capital Corporation and Mr. Jaski and Ms. Cryer are husband and wife).

(26)	Closing price on the American Stock Exchange on December 31, 2004, the closing date of the 2004 Flow Through Offering.

(27)
The flow-through shares were sold at a price of Cdn$1.05 per share. On December 31, 2004, the noon rate of exchange as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Cdn$1.00 equals $0.8308. Using this exchange rate the exercise price of the broker warrants was $0.87.

(28)
On December 31, 2004 and January 7, 2005, Apollo Gold completed the first and second tranches, respectively, of a private placement of 12,499,997 units, with each unit consisting of one common share and three-fourths of a share warrant with each whole warrant exercisable for one share at $1.00 per share (the “2005 Unit Offering”). Regent Securities Capital Corporation acted as placement agent in the 2005 Unit Offering and received 1,250,000 compensation warrants, with each compensation warrant exercisable into one unit for $0.75 per unit, which unit is comprised of one common share and three-fourths of a warrant, with each whole warrant exercisable for one common share at $1.00 per share. The warrants were exercisable for two years and expired on January 7, 2007.

(29)	Closing price on the American Stock Exchange on January 7, 2005, the closing date of the second tranche of the 2005 Unit Offering.

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible debentures transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Two;

•	the resulting net proceeds to the issuer; and

May 23, 2007

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible debentures and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment Three and Comment Four.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments (as disclosed in response to Comment Two) and the total possible discount to the market price of the shares underlying the convertible debentures as disclosed in response to Comment Three divided by the net proceeds to the issuer from the sale of the convertible debentures, as well as the amount of that resulting percentage averaged over the term of the convertible debentures.

Set forth below is a table showing the (i) the gross proceeds paid or payable to Apollo Gold in connection with the placement of the convertible debentures (Column 1), (ii) all payments that have been made or that may be required to be made by Apollo Gold to the Selling Shareholders (or their affiliates) in connection with the convertible debentures placement (the “Aggregate Payments”) (the total from the table provided in response to Comment #2 above) (Column 2), (iii) the total discount at the date of the sale of the convertible debentures (the Aggregate Discount from the table provided in response to Comment #3 above) (Column 3), (iv) the resulting net proceeds to Apollo Gold in connection with the convertible debenture placement (Column 4) and (v) the total discount at the date of sale realized by the Selling Shareholders in connection with the convertible debentures and any other securities identified in the table provided in response to Comment #4 above (Column 5) (as you will see in the table below, the sales of the securities identified in the table provided in response to Comment #4 above were made at a net premium to the then-prevailing market price and, as a result, the amount disclosed in Column 4 of the table below is less than the total discount in connection with the sale of the convertible debentures).

Column 1	Column 2	Column 3	Column 4	Column 5
Gross Proceeds to Apollo Gold from Convertible Debenture Placement	Aggregate Payments	Total Discount at the Date of Sale of Convertible Debentures	Net Proceeds to Apollo Gold in connection with Convertible Debenture Placement (Difference between Column 2 and Column 1)	Total Discount (Premium) at the Date of Sale of Securities to Selling Shareholders
$8,580,000	$7,873,544	$4,118,400	$1,189,144	$(2,903,449.52)

May 23, 2007

As can be seen from the immediately preceding table, the Aggregate Payments (represented in Column 2) and the total discount to the Selling Shareholders in connection with the convertible debenture (represented in Column 3) is equal to approximately 622% and 346%, respectively, of the net proceeds payable to Apollo Gold in connection with the convertible debenture placement (represented in Column 4). Averaged over the term of the convertible debenture, the Aggregate Payments and the total discount to the Selling Shareholders in connection with the convertible debenture is equal to approximately 311% and 173%, respectively, of such net proceeds payable to Apollo Gold.

6.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

May 23, 2007

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

In addition to the placement of convertible debentures described in the Registration Statement, Apollo Gold has informed us that it has completed the following securities transactions with the Selling Shareholders:

•
2006 Unit Offering. On November 8, 2006, Apollo Gold completed a unit offering of 16,688,206 units at $0.30 per unit for gross proceeds of $5,006,462 (the “2006 Unit Offering”). Each unit was comprised of one common share and one half of one warrant to purchase one common share (the “Unit Warrants”) for $0.50 per share. Shoreline Pacific, LLC acted as placement agent in the 2006 Unit Offering and, as compensation for its services, was granted compensation warrants to purchase 1,168,174 common shares (the “2006 Unit Offering Compensation Warrants”) for $0.50 per share. The total number of common shares issued or potentially issuable (assuming all Unit Warrants and 2006 Unit Offering Compensation Warrants are exercised in full) in connection with the 2006 Unit Offering is 26,200,483.

•
2006 Flow Through Offering. On October 30, 2006, Apollo Gold completed a private placement to Canadian purchasers of 2,222,221 flow through units at Cdn$0.45 per unit, with each flow through unit consisting of one “super flow-though” common share and one-half of one warrant to purchase one common share (the “2006 Flow Through Offering”). Regent Securities Capital Corporation acted as placement agent in the 2006 Flow Through Offering and received 166,666 broker warrants, with each broker warrant exercisable at a price of Cdn$0.45 at any time within two years from October 30, 2006 for one broker unit, which broker unit will consist of one common share and one-half of one warrant to purchase one common share, with each such warrant entitling the holder to purchase one additional common share at a price of Cdn$1.00 per share for the first twelve months from October 30, 2006 and for Cdn$1.15 per share thereafter until 24 months from the October 30, 2006).

•
2005 Unit Offering. On December 31, 2004 and January 7, 2005, Apollo Gold completed the first and second tranches, respectively, of a private placement of 12,499,997 units, with each unit consisting of one common share and three-fourths of a share warrant with each whole warrant exercisable for one share at $1.00 per share (the “2005 Unit Offering”). Regent Securities Capital Corporation acted as placement agent in the 2005 Unit Offering and received 1,250,000 compensation warrants, with each compensation warrant exercisable into one unit for $0.75 per unit, which unit is comprised of one common share and three-fourths of a warrant, with each whole warrant exercisable for one common share at $1.00 per share.

May 23, 2007

•	2004 Flow Through Offering. On December 31, 2004, Apollo Gold completed a private placement to Canadian purchasers of 714,285 “super flow-through” common shares (the “ 2004 Flow Through Offering”).

•
Special Note Offering. On November 4, 2004, Apollo Gold completed a private placement of approximately $8.8 million aggregate principal amount of special notes (“Special Notes”) and approximately $1.7 million of special warrants (“Special Warrants”) at $0.75 per Special Warrant for a total of 2,326,666 Special Warrants (the “Special Note Offering”). Each $1,000 principal amount of Special Notes was convertible, with no additional consideration, into $1,000 principal amount of 12% Series 2004-B Convertible Debentures, due November 4, 2007 (the “Series B Debentures”), and 600 warrants exercisable for common shares of Apollo Gold at $0.80 per share (the “Special Note Warrants”). The Special Notes were converted into approximately $8.8 million Series B Debentures and 5,253,750 Special Note Warrants. The Series B Debentures mature on December 16, 2007 and bear interest at a rate of 12% per annum, payable quarterly in arrears beginning on December 31, 2004. The Special Note Warrants expire on November 4, 2007 and are each exercisable for one common share of Apollo Gold at a price of $0.40 per common share. Each Special Warrant was exercisable, for no additional consideration, into one common share and 0.6 of one common share purchase warrant (a “Special Warrant Warrant”). Each whole Special Warrant Warrant was exercisable for one common share for $0.80 per share. Regent Securities Capital Corporation acted as one of the placement agents in the Special Note Offering and, as compensation for its services, was granted a compensation option convertible, without additional consideration, into compensation warrants exercisable into 1,400,167 common shares at an exercise price of $0.80 per share (the “Special Note Offering Compensation Warrants”). All of the Special Note Offering Compensation Warrants expired unexercised on November 4, 2006.

Set forth below is a table showing all prior securities transactions between Apollo Gold and the Selling Shareholders (or their affiliates or predecessors-in-interest).

May 23, 2007

Column 1	Column 2	Column 3	Column 4	Column 5	Column 6	Column 7
Transaction (Date)	Number of Common Shares Outstanding Immediately prior to Transaction	Number of Common Shares in Column 2 beneficially held by Persons other than Selling Shareholders, Affiliates of the Company or Affiliates of the Selling Shareholders	Number of Common Shares Issued or Issuable in connection with Transaction	Number of Common Shares Issued in Transaction as Percentage of Number of Common Shares in Column 3 (Column 4 divided by Column 3)	Market Price of Common Shares Immediately Prior to Transaction	Market Price of Common Shares as of May 21, 2007
2006 Unit Offering (11/8/06) (1)	125,544,104	98,210,062 (2)	26,200,484	26.68%	$0.30 (3)	$0.44
2006 Flow Through Offering (10/30/06) (7)	123,321,859	96,237,816 (8)	3,583,331	3.72%	$0.37 (9)	$0.44
2005 Unit Offering (December 2004 and January 2005) (14)	81,958,836	62,684,339 (10)	24,062,495	38.39%	$0.82 (11)	$0.44
2004 Flow Through Offering (12/31/04) (15)	81,958,836	62,827,195(12)	714,285	1.14%	$0.82 (13)	$0.44
Special Note Offering (11/4/04) (4)	79,632,170	73,643,946 (5)	16,928,750	22.99%	$0.68 (6)	$0.44

(1)
Selling Shareholders who participated in this transaction were: all Selling Shareholders other than RAB Special Situations (Master) Fund Limited and Regent Securities Capital Corporation. See table provided in response to Comment #4 for amounts that each such Selling Shareholder purchased.

May 23, 2007

(2)
125,544,104 minus (i) 16,766,056 shares held by RAB Special Situations (Master) Fund Limited (based on information reported by RAB Special Situations (Master) Fund Limited in its Schedule 13G/A filed with the SEC on March 16, 2006), (ii) 193,333 shares issuable to Truk Opportunity Fund, LLC and Truk International Fund, LP upon conversion of the Series B Debenture and the Special Note Warrants acquired in the Special Note Offering, (iii) 801,667 shares issuable to Smithfield Fiduciary, LLC, a wholly owned subsidiary of Highbridge International, LLC, upon conversion of the Series B Debenture and the Special Note Warrants acquired in the Special Note Offering, (iv) 3,691,749 shares issuable to Regent Securities Capital Corporation or its affiliates upon (a) conversion of the Series B Debenture and the Special Note Warrants acquired in the Special Note Offering and (b) exercise of compensation warrants acquired as compensation for placement agent services rendered in connection with the Special Note Offering and the 2006 Flow Through Offering, (v) 142,856 common shares issued to J. Jay Jaski and Elizabeth Jane Cryer in the 2004 Flow Through Offering (Mr. Jaski is the Chairman of Regent Securities Capital Corporation and Mr. Jaski and Ms. Cryer are husband and wife) and (vi) 5,738,381 shares held by all officers and directors of Apollo Gold as of November 8, 2006.

(3)	Closing price on the American Stock Exchange on November 8, 2006, the closing date of the 2006 Unit Offering.

(4)
Selling Shareholders who participated in this transaction were: RAB Special Situations (Master) Fund Limited, Truk Opportunity Fund, LLC, Truk International Fund, LP, Highbridge International LLC and Regent Securities Capital Corporation. See table provided in response to Comment #4 for amounts that each such Selling Shareholder purchased.

(5)	79,632,170 minus 5,988,224 shares held by all officers and directors of Apollo Gold as of November 4, 2004.

(6)	Closing price on the American Stock Exchange on November 4, 2004, the closing date of the Special Note Offering.

(7)
Selling Shareholders who participated in this transaction were: Regent Securities Capital Corporation (acted as placement agent in the 2006 Flow Through Offering and did not purchase any of the securities placed to investors in that offering). See table provided in response to Comment #4 for amount of the broker warrant that such Selling Shareholder received.

(8)
123,321,859 minus (i) 16,766,056 shares held by RAB Special Situations (Master) Fund Limited (based on information reported by RAB Special Situations (Master) Fund Limited in its Schedule 13G/A filed with the SEC on March 16, 2006), (ii) 193,333 shares issuable to Truk Opportunity Fund, LLC and Truk International Fund, LP upon conversion of the Series B Debenture and the Special Note Warrants acquired in the Special Note Offering, (iii) 801,667 shares issuable to Smithfield Fiduciary, LLC, a wholly owned subsidiary of Highbridge International, LLC, upon conversion of the Series B Debenture and the Special Note Warrants acquired in the Special Note Offering, (iv) 3,441,750 shares issuable to Regent Securities Capital Corporation or its affiliates upon (a) conversion of the Series B Debenture and the Special Note Warrants acquired in the Special Note Offering and (b) exercise of the compensation warrants acquired as compensation for placement agent services rendered in connection with the Special Note Offering, (v) 142,856 common shares issued to J. Jay Jaski and Elizabeth Jane Cryer in the 2004 Flow Through Offering (Mr. Jaski is the Chairman of Regent Securities Capital Corporation and Mr. Jaski and Ms. Cryer are husband and wife) and (vi) 5,738,381 shares held by all officers and directors of Apollo Gold as of October 30, 2006.

May 23, 2007

(9)	Closing price on the American Stock Exchange on October 30, 2006, the closing date of the 2006 Flow Through Offering.

(10)
81,958,836 minus (i) 7,933,334 shares held by RAB Special Situations (Master) Fund Limited (based on information reported by RAB Special Situations (Master) Fund Limited in its Schedule 13G filed with the SEC on November 16, 2004), (ii) 193,333 shares issuable to Truk Opportunity Fund, LLC and Truk International Fund, LP upon conversion of the Series B Debenture and the Special Note Warrants acquired in the Special Note Offering, (iii) 801,667 shares issuable to Smithfield Fiduciary, LLC, a wholly owned subsidiary of Highbridge International, LLC, upon conversion of the Series B Debenture and the Special Note Warrants acquired in the Special Note Offering, (iv) 3,441,750 shares issuable to Regent Securities Capital Corporation or its affiliates upon (a) conversion of the Series B Debenture and the Special Note Warrants acquired in the Special Note Offering and (b) exercise of the compensation warrants acquired as compensation for placement agent services rendered in connection with the Special Note Offering, (v) 142,856 common shares issued to J. Jay Jaski and Elizabeth Jane Cryer in the 2004 Flow Through Offering (Mr. Jaski is the Chairman of Regent Securities Capital Corporation and Mr. Jaski and Ms. Cryer are husband and wife) and (vi) 6,761,557 shares held by all officers and directors of Apollo Gold as of December 31, 2004.

(11)	Closing price on the American Stock Exchange on December 31, 2004, the closing date of the first tranche of the 2005 Unit Offering.

(12)
81,958,836 minus (i) 7,933,334 shares held by RAB Special Situations (Master) Fund Limited (based on information reported by RAB Special Situations (Master) Fund Limited in its Schedule 13G filed with the SEC on November 16, 2004), (ii) 193,333 shares issuable to Truk Opportunity Fund, LLC and Truk International Fund, LP upon conversion of the Series B Debenture and the Special Note Warrants acquired in the Special Note Offering, (iii) 801,667 shares issuable to Smithfield Fiduciary, LLC, a wholly owned subsidiary of Highbridge International, LLC, upon conversion of the Series B Debenture and the Special Note Warrants acquired in the Special Note Offering, (iv) 3,441,750 shares issuable to Regent Securities Capital Corporation or its affiliates upon (a) conversion of the Series B Debenture and the Special Note Warrants acquired in the Special Note Offering and (b) exercise of the compensation warrants acquired as compensation for placement agent services rendered in connection with the Special Note Offering, and (v) 6,761,557 shares held by all officers and directors of Apollo Gold as of December 31, 2004.

May 23, 2007

(13)	Closing price on the American Stock Exchange on December 31, 2004, the closing date of the 2004 Flow Through Offering.

(14)
Selling Shareholders who participated in this transaction were: Regent Securities Capital Corporation acted as placement agent in the 2005 Unit Offering and received 1,250,000 compensation warrants, with each compensation warrant exercisable into one unit for $0.75 per unit, which unit is comprised of one common share and three-fourths of a warrant, with each whole warrant exercisable for one common share at $1.00 per share.

(15)
Selling Shareholders who participated in this transaction were: J. Jay Jaski and Elizabeth Jane Cryer (Mr. Jaski is the Chairman of Regent Securities Capital Corporation and Mr. Jaski and Ms. Cryer are husband and wife).

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible debentures transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

May 23, 2007

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Set forth in the table below is the number of common shares outstanding immediately prior to the consummation of the convertible debenture placement that were held by persons other than the Selling Shareholders and their affiliates or affiliates of the Company.

Column 1	Column 2	Column 3	Column 4	Column 5
Total Number of Common Shares Outstanding immediately prior to Consummation of Convertible Debenture Placement	Total Number of Common Shares Held by Directors and Officers immediately prior to Consummation of Convertible Debenture Placement (1)	Total Number of Common Shares Held by Other Affiliates immediately prior to Consummation of Convertible Debenture Placement	Total Number of Common Shares Held by Selling Shareholders immediately prior to Consummation of Convertible Debenture Placement	Total Number of Common Shares Outstanding immediately prior to Consummation of Convertible Debenture Placement not held by Persons identified in Columns 2, 3 and 4
125,544,104	9,408,381	0	9,030,278 (2)	107,105,445

(1)	Per the instruction in Comment #7, does not include any common shares issuable upon exercise of convertible securities, options or warrants.

(2)
Per the instruction in Comment #7, does not include any common shares issuable upon exercise of convertible securities, options or warrants. Composed of (i) 3,833,323 common shares held by RAB Special Situations (Master) Fund Ltd. and 200,000 common shares held by William Philip Richards, the fund manager of RAB Special Situations (Master) Fund Limited (each as reported by RAB Special Situations (Master) Fund Ltd. on its Schedule 13G/A as filed with the SEC on February 8, 2007), (ii) 3,502,566 common shares held by CCM Master Qualified Fund, Ltd. (based on information supplied to Apollo Gold by the Selling Shareholder), (iii) 700,000 shares held by Crestview Capital Master, LLC (based on information supplied to Apollo Gold by the Selling Shareholder), (iv) 600,000 shares held by Nite Capital LP (based on information supplied to Apollo Gold by the Selling Shareholder), (v) 13,360 shares held by Kleiman/Reiner Living Trust (based on information supplied to Apollo Gold by the Selling Shareholder), (vi) 3,340 shares held by Paresh Patel (based on information supplied to Apollo Gold by the Selling Shareholder), (vii) 500 shares held by Jeffrey Wright (based on information supplied to Apollo Gold by the Selling Shareholder), (viii) 500 shares held by Sally Smith (based on information supplied to Apollo Gold by the Selling Shareholder), (ix) 500 shares held by John Slizza (based on information supplied to Apollo Gold by the Selling Shareholder), and (x) 176,189 shares held by Regent Securities Capital Corporation, including 71,428 held by Jay Jaski, the Chairman of Regent Securities Capital Corporation, and 104,761 shares held by Elizabeth Cryer, Mr. Jaski's wife (based on information supplied to Apollo Gold by the Selling Shareholder).

May 23, 2007

Set forth below is a table showing information regarding (i) the number of shares registered for resale by the Selling Shareholders or affiliates of the Selling Shareholders in prior registration statements (Column 1); (ii) the number of shares registered for resale by the Selling Shareholders or affiliates of the Selling Shareholders that, to the knowledge of Apollo Gold, continue to be held by the Selling Shareholders or affiliates of the Selling Shareholders (Column 2); (iii) to the knowledge of Apollo Gold, the number of shares that have been sold in registered resale transactions by the Selling Shareholders or affiliates of the Selling Shareholders (Column 3); and (iv) the number of shares registered for resale on behalf of the Selling Shareholders or affiliates of the Selling Shareholders in the current transaction (Column 4). We note that the table does not include securities transactions with Selling Shareholders or their affiliates where the primary issuance of such securities was registered by Apollo Gold.

Column 1	Column 2	Column 3	Column 4
Number of Shares Registered for Resale by Selling Shareholders or their Affiliates in Prior Registration Statements	Number of Shares identified in Column 1 that continue to be held by Selling Shareholders or their Affiliates	Number of Shares identified in Column 1 that have been sold in Registered Resale Transactions	Number of Shares Registered for Resale on behalf of Selling Shareholders or their Affiliates in Current Transaction
15,561,126 (1)	9,735,789	0	35,521,200

May 23, 2007

(1)
Includes (i) 14,168,271 shares registered for resale on Form S-3 (File No. 333-121004), as amended, filed with the SEC on January 26, 2005 in connection with the Special Note Offering, (ii) 1,250,000 shares registered for resale on Form S-3 (File No. 333-122433), as amended, filed with the SEC on February 15, 2006 in connection with the 2005 Unit Offering, and (iii) 142,856 shares registered for resale on Form S-3 (File No. 333-122693), as amended, filed with the SEC on February 15, 2006 in connection with the 2004 Flow Through Offering.

8.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the debentures; and

•
whether - based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible debentures transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible debentures transaction, before the filing or after the filing of the registration statement, etc.).

Apollo Gold intends to, and has a reasonable basis to believe that it will have the financial ability, to make all payments on the convertible debentures. Apollo Gold’s forecast is based upon its current cash position and the expected cash flow from the joint ventured Montana Tunnels mine, our 2007 work programs at our Black Fox and Huizopa projects as well as corporate overhead.

Based on the information obtained from the Selling Shareholders in connection with the closing of the placement of the convertible debentures, Apollo Gold is not aware of any short positions in its common shares held by any Selling Shareholders, either currently existing or existing as of the closing of the placement of the convertible debentures.

May 23, 2007

9. Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible debentures; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible debentures.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Set forth below are all relationships and arrangements that have existed in the past three years (since April 2004) or are to be performed in the future between Apollo Gold and the Selling Shareholders, their affiliates or any person with whom any Selling Shareholder has a contractual relationship regarding the current transaction (or any predecessors of those persons).

•	A materially complete description of the convertible debenture transaction with the Selling Shareholders is included in Apollo Gold’s Form 8-K filed with the SEC on February 26, 2007.

•
As noted above in response to Comment #6, many of the Selling Shareholders purchased units in Apollo Gold’s 2006 Unit Offering completed on November 8, 2006. The securities purchase agreement executed by the purchasers of the units in the 2006 Unit Offering granted the purchasers the right to participate, subject to limited exceptions, in any financings completed by Apollo Gold in the 12 months following the closing of the 2006 Unit Offering in an amount up to 50% of the amount raised in such financing. All of the purchasers in the 2006 Unit Offering exercised in full their participation rights in the convertible debenture placement. In addition, Shoreline Pacific, LLC, which is the employer of Harlan Kleiman, Paresh Patel, Jeffrey Wright, John Slizza and Sally Smith, acted as placement agent in the 2006 Unit Offering. A materially complete description of the 2006 Unit Offering is included in Apollo Gold’s Form 8-K filed with the SEC on November 1, 2006.

May 23, 2007

•
As noted above in response to Comment #6, Regent Securities Capital Corporation acted as placement agent in the Apollo Gold’s 2006 Flow Through Offering completed on October 30, 2006. A materially complete description of the 2006 Unit Offering is included in Apollo Gold’s Form 8-K filed with the SEC on November 1, 2006.

•
As noted above in response to Comment #6, a number of the Selling Shareholders purchased units in Apollo Gold’s 2005 Unit Offering, the first tranche of which was completed on December 31, 2004 and the second tranche of which was completed on January 7, 2005. In addition, Regent Securities Capital Corporation acted as placement agent in the 2005 Unit Offering and received 1,250,000 compensation warrants, with each compensation warrant exercisable into one unit for $0.75 per unit, which unit is comprised of one common share and three-fourths of a warrant, with each whole warrant exercisable for one common share at $1.00 per share. A materially complete description of the 2006 Unit Offering is included in Apollo Gold’s Form 8-K filed with the SEC on January 6, 2005.

•
As noted above in response to Comment #6, J. Jay Jaski and Elizabeth Jane Cryer purchased 142,856 flow through shares in the 2004 Flow Through Offering (Mr. Jaski is the Chairman of Regent Securities Capital Corporation and Mr. Jaski and Ms. Cryer are husband and wife). A materially complete description of the 2006 Unit Offering is included in Apollo Gold’s Form 8-K filed with the SEC on January 5, 2004.

•
As noted above in response to Comment #6, a number of the Selling Shareholders purchased Special Notes and Special Warrants in Apollo Gold’s Special Note Offering completed on November 4, 2004. In addition, Regent Securities Capital Corporation acted as placement agent in the Special Note Offering. A materially complete description of the 2006 Unit Offering is included in Apollo Gold’s Form 8-K filed with the SEC on November 9, 2004.

Apollo Gold included the following agreements between it and one or more of the Selling Shareholders as exhibits to the Registration Statement:

•	Form of convertible debenture;

•	Form of purchase warrant accompanying the convertible debenture;

May 23, 2007

•	Form of compensation warrant issued to the placement agents in the convertible debenture placement; and

•	Form of registration rights agreement.

In addition, the agreements listed immediately above, Apollo and one or more of the Selling Shareholders entered into the following agreements:

•
Agency Agreements with each of Shoreline Pacific, LLC and Regent Securities Capital Corporation (filed as Exhibits 1.1 and 1.2, respectively, to Apollo Gold’s Form 8-K filed with the SEC on February 26, 2007);

•
Subscription Agreements with each of the Selling Shareholders (other than Regent Securities Capital Corporation) (a form of which was filed as Exhibit 4.1 to Apollo Gold’s Form 8-K filed with the SEC on February 26, 2007);

•
Securities Purchase Agreement, dated October 30, 2006, between Apollo Gold and certain of the Selling Shareholders (pursuant to which purchasers in the 2006 Unit Offering were granted a right to participate in future securities transactions of Apollo Gold, including the convertible debenture placement) (a form of which was filed as Exhibit 4.4 to Apollo Gold’s Form 8-K filed with the SEC on November 1, 2006);

•	Escrow Deposit Agreement, dated February 23, 2007, among Apollo Gold, Shoreline Pacific, LLC and Signature Bank, N.A. (a copy of which is enclosed herewith);

•	Engagement Letter, dated January 25, 2007, between Apollo Gold and Regent Securities Capital Corporation (a copy of which is enclosed herewith).

10.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

For the common shares underlying the convertible debentures, we multiplied the principal amount of each Debenture by two, based on the fact that each $1,000 principal amount of Debenture is convertible into 2,000 (i.e., a conversion ratio of 1:2). For the purchase warrants accompanying the convertible debentures and the compensation warrants issued to the placement agents, we also multiplied the principal amount of each Debenture by two, based on the fact that each $1,000 principal amount of convertible debentures was accompanied by 2,000 share purchase warrants, each such warrant exercisable for one common share.

May 23, 2007

11.
With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder. We note that you have not provided this information for RAB Special Situations (Master) Fund, CCM Master Qualified Fund, Ltd., Enable Growth Partners LP, Enable Opportunity Partners LP, Pierce Diversified Strategy Master Fund LLC, and Nite Capital LP.

Please see the revisions on page 16 of the prospectus supplement.

If you have any questions regarding the foregoing or the amendment to the Registration Statement, please contact the undersigned at (720) 886-9656.

Sincerely,

/s/ Melvyn Williams
Melvyn Williams
Chief Financial Officer and
Senior Vice President -
Finance and Corporate Development

January 25, 2007

**PRIVATE & CONFIDENTIAL**

Apollo Gold Corporation
5655 S. Yosemite Street, Suite 200
Greenwood Village, CO, 80111-3220

**Attention: David Russell, CEO**

**Re: Private Placement of Securities**

Dear Mr. Russell:

This letter summarizes the general terms and conditions under which Regent Securities Capital Corporation. ("Regent") will be engaged as agent (the "Agent") for a private placement (the "Offering") of up to US$8.8 million of securities (the "Securities") of Apollo Gold Corporation (the "Company"), subject to the more detailed terms and conditions contained in Schedules A and B attached hereto.

Regent, as lead manager, has the right to select and invite other investment dealers to participate in a syndicate for the Offering (collectively, the "Agents"). Regent shall jointly agree with the Company to choose syndicate members and shall otherwise have exclusive control over all syndicate arrangements.

The Offering is subject to the following terms and conditions:

(i) The Offering will be marketed on a best efforts basis to qualified investors in Canada, United Kingdom, Europe and such other jurisdictions as may be agreed upon by Regent and the Company (the "Offering Jurisdictions");

(ii) The Company agrees to obtain all requisite regulatory approvals and to complete the necessary documentation with respect to the Offering in all Offering Jurisdictions in which subscribers reside;

(iii) Management of the Company will be available to meet with qualified investors in the Offering Jurisdictions with respect to the Offering;

(iv) Use of proceeds from the Offering will be for continued development of the Company's key projects, including the Black Fox project, the Huizopa project, the Montana Tunnels project and for general working capital purposes;

REGENT MERCANTILE BANCORP INC. · REGENT SECURITIES CAPITAL CORPORATION
95 Wellington St. W. Suite 900 Toronto, ON M5J 2N7 www.regentbanc.com

(v) The Company hereby agrees that it will not issue any common shares (or securities convertible into common shares) except: (i) in the normal course relating to employee options—(ii) shares issuable on the exercise of previously issued warrants; (iii) shares issuable on the conversion of previously issued debentures; (iv) the issuance from treasury of flow through shares; (v) shares issuable to Wahgoshig First Nation; or (vi) shares issuable to Ibarra; (vii) shares issued pursuant to acquisitions or other strategic transactions, (viii) shares issued as compensation for services or (ix) shares issued in connection with the severance of any employee; for a period of three months following closing of the Offering ("Closing") without the consent of Regent, such consent not to be unreasonably withheld, so long as Regent remains as Agent pursuant to this Agreement;

(vi) a) As consideration for the services of Regent as Agent in connection with the Offering, the Company agrees to pay Regent a commission ("Commission") equal to 7.0% of the aggregate gross proceeds of the Offering, payable on Closing, except that Regent shall not receive a commission in connection with subscriptions received from investors who participated in the November 2006 equity financing through Shoreline Pacific LLC (the "Shoreline Subscribers");

b) At Closing, Regent will receive compensation warrants ("Compensation Warrants"), exercisable at any time for a period of up to twenty four months following Closing, to purchase Common Shares of the Company for an amount equal to 7.0% of the gross proceeds of the Offering, but excluding proceeds received from the Shoreline Subscribers, at an exercise price equal to the Offering price and subject to anti-dilution adjustments;

(vii). If the event that the Company withdraws from or terminates the Offering as the result of entering into an alternative financing arrangement or a proposed or contemplated merger, amalgamation, reorganization, plan of arrangement, take-over bid or other similar transaction involving the Company or a sale of all or substantially all of the assets of the Company, the Company will pay to the Agent the Commission that would be otherwise payable pursuant to the terms of this agreement if the Offering were for US$8.6 million;

(viii) The terms of this agreement are contingent upon satisfactory completion of due diligence by the Agent. The Agent shall have the right to conduct such due diligence with respect to the Company as the Agent may reasonably determine, including meeting with senior management of the Company and the auditors of the Company prior to the marketing of the Offering;

(ix) Closing of the Offering will be on or about February 13, 2007 or as otherwise mutually agreed upon. Delivery of the Securities along with a certified cheque payable to Regent will be provided at Closing against delivery of the gross proceeds;

(x) Whether or not Closing takes place, the Company will be responsible for all expenses related to the Offering, including reasonable disbursements for legal counsel to Regent (not to exceed US$30,000). These expenses will be payable by the Company immediately upon receiving an invoice therefor;

(xi) This letter agreement will be followed by, and is subject to, the signing of a detailed Agency Agreement reflecting the terms and conditions of this engagement agreement, including satisfactory completion of due diligence to the effect that there is no material information regarding the Company which, in the opinion of Regent, would materially negatively impact the Company, an indemnity by the Company in favour of Regent in the form contained on Schedule B, a "no material adverse change" clause respecting the business of the Company and a "market out/disaster out" clause;

We thank you for the opportunity to act on behalf of Apollo Gold Corporation. If you are in agreement with the terms and conditions of this letter, please sign below and return to my attention by facsimile at (416) 644-0069. This offer is open for acceptance by the Company until 5:00 p.m., Toronto time, January 29, 2007.

Yours very truly,

**REGENT SECURITIES CAPITAL CORPORATION**

Per: ____________________
J. Jay Jaski
President & CEO

Accepted and Agreed to on the 29 of January, 2007

**APOLLO GOLD CORPORATION**

Per: ____________________
David Russell
President & CEO

**SCHEDULE A**

# APOLLO GOLD CORPORATION

## TERM SHEET- DRAFT

**Issuer:** Apollo Gold Corporation (the "Company")

**Offering:** Private placement on an agency basis of unsecured, convertible, debenture securities ("Debentures") and detachable common share purchase warrants (the "Offering")

**Amount:** Gross proceeds of up to US$8.8 million.

**Conversion Price:** US$0.50 per share; where each $1,000 of Debentures will convert, at the option of the holder at any time before maturity, into 2,000 common shares of the Company.

**Coupon:** 1% per month (or part thereof) in the first 12 months from Closing, increasing to 1.5% per month (or part thereof) for the remaining 12 months until Maturity. Interest will be payable annually on the Anniversary Date.

**Term:** The Debentures will have a term of two (2) years from the date of Closing. At Maturity, the Holder will have the option to receive repayment of the Debentures in full, with interest, or to convert the original principal amount of the Debentures into common shares at a price of US$0.50 per share.

**Forced Conversion:** The Company will have the option to force conversion of the Debentures at any time after six months from Closing prior to Maturity in the event that the 20 day weighted average trading price of the Company's shares equals or exceeds US$0.90. In the event that the Company forces conversion prior to the one year anniversary date, the Company will be required to pay a total of twelve months of interest payments. If the Company forces conversion after the one year anniversary there will be no additional penalty beyond the normal course interest amount outstanding. Holders will also be forced to convert on the terms outlined herein in the event of a change of control of the Company.

**Purchase Warrant:** Each $1,000 of Debentures will include 2,000 common share purchase warrants, ("Warrants") where each Warrant shall entitle the Holder to purchase one Common Share of the Company at a price of US$0.50 for a period of twenty four months following Closing.

**Use of Proceeds:** Proceeds will be used for continued development of the Company's Black Fox project, the Huizopa project, the Montana Tunnels project, and for general working capital purposes.

**Offering Jurisdictions:** United Kingdom, Canada, Europe, and such other jurisdictions as may be agreed upon by Regent and the Company.

**Commission:** 7.0% of the gross proceeds of the Offering payable to the Agent on Closing, excluding subscriptions from United States investors who participated in the November 2006 equity financing through Shoreline Pacific LLC (the "Shoreline Subscriptions").

**Compensation Warrants:** At Closing, Regent will receive compensation warrants ("Compensation Warrants"), exercisable at any time for a period of up to twenty four months following Closing, to purchase common shares of the Company at US$0.50 for an amount equal to 7.0% of the gross proceeds of the Offering, excluding proceeds received from the Shoreline Subscriptions, and subject to anti-dilution adjustments

| | |
|---|---|
| **Closing:** | Closing shall occur on or about February 13, 2007 or such alternate date as may be mutually agreed upon. |
| **Agent:** | Regent Securities Capital Corporation (the "Agent") |
| **Expenses:** | All reasonable out of pocket expenses of Regent, including all legal fees (not to exceed US$30,000), shall be paid by the Company. |
| **Press Releases:** | The Company shall allow the Agent to review and comment on all press releases proposed to be issued by the Company in connection with the Offering. |

## SCHEDULE B

## INDEMNITY AGREEMENT

1. In connection with this engagement the Company agrees to indemnify and hold harmless Regent and each of the affiliates, directors, officers, agents and employees of the Agent(s) and its affiliates, to the full extent lawful, from and against any actions or claims (collectively "Claims"), including actions by shareholders, and all related damages, liabilities and losses, other than lost profits or remuneration or other costs of personnel, and including any reasonable amount paid with the consent of the Company, not to be unreasonably withheld, to settle a Claim, related to or arising out of such engagement or Regent's role in connection therewith, and will reimburse Regent and any other party entitled to be indemnified hereunder for all expenses (other than remuneration or other cost of personnel, or expenses in the nature of overhead but including the fees of counsel to Regent on a solicitor and client basis as set forth below) reasonably incurred by it or any such other indemnified party in connection with investigating, preparing or defending any such Claim, whether or not in connection with pending or threatened litigation to which it is a party. The Company will not be responsible for any Claims or expenses associated therewith which are finally judicially determined to have resulted from the willful misconduct, bad faith or gross negligence of any indemnified party hereunder. The Company also agrees that neither Regent nor any of its affiliates, nor any officer, director, employee or agent of Regent or any of its affiliates, nor any person controlling Regent nor any of its affiliates, shall have any liability to the Company for or in connection with such engagement except as a result of Regent's willful misconduct, bad faith or gross negligence. The foregoing agreement shall be in addition to any rights that Regent or any indemnified party may have at common law or otherwise.

2. Promptly after receipt by Regent or any other indemnified party of notice of or the communication of any Claim or of any fact which reasonably might give rise to any Claim, Regent or such other party shall notify the Company in writing of such Claim or facts and the Company shall assume the investigation and defence or contestation thereof and shall employ counsel satisfactory to Regent, acting reasonably, and neither Regent nor such other party shall incur any expense as regards such Claim or facts, including any investigation for which the Company would be liable to indemnify without the Company's prior written consent which shall not be unreasonably withheld. Notwithstanding the preceding sentence Regent will be entitled to employ counsel separate from counsel to the Company or to any other party in such action if Regent, acting reasonably, determines that a conflict of interest exists which makes representations by counsel chosen by the Company not advisable or that it is likely that such a conflict of interest will develop.

3. The Company shall not pursuant to this Indemnity be obliged in any event to pay, as regards any particular Claim or series of related Claims, the fees and disbursements of more than one counsel in addition to those of its own counsel.

4. Regent covenants and agrees that it shall use its reasonable efforts to co-operate fully with the Company in the investigation and defence of any Claim or potential Claim and to cause any other indemnified party to so cooperate.

To the extent that any party entitled to be indemnified hereunder is not a party to this indemnity agreement, Regent shall obtain and hold the rights and benefits of this agreement in trust for and on behalf of such party.

ESCROW DEPOSIT AGREEMENT

This ESCROW DEPOSIT AGREEMENT (this “Agreement”) dated as of this __ day of February, 2007, by and among Apollo Gold Corporation, a Yukon Territory corporation (the “Company”), having an address at 5655 South Yosemite Street, Suite 200, Greenwood Village, Colorado 80111; Shoreline Pacific, LLC, a California limited liability company (“Placement Agent”), having an address at 655 Montgomery Street, Suite 1010, San Francisco, California 94111, and SIGNATURE BANK (the “Escrow Agent”), a New York State chartered bank, having an office at 261 Madison Avenue, New York, NY 10016. All capitalized terms not herein defined shall have the meaning ascribed to them in that certain Agency Agreement, dated February __, 2007, as amended or supplemented from time-to-time, including all attachments, schedules and exhibits thereto (the “Agency Agreement”).

WITNESSETH:

WHEREAS, pursuant to the terms of the Agency Agreement, the Company desires to sell (the “Offering”) up to $4,290,000 (“Maximum Amount”) of Debentures (“Debentures”), convertible into shares of the Company’s common stock (“Shares”) and Warrants to purchase shares, in amounts and at prices as set forth in a Subscription Agreement with each subscriber (“Subscription Agreement”); and

WHEREAS, unless the Offering has closed by February 18, 2007 (the “Termination Date”), or by February 28, 2007 (the “Final Termination Date”) if the Termination Date has been extended by Company and the Placement Agent, the Offering shall terminate and all funds shall be returned to the subscribers in the Offering; and

WHEREAS, the Company and Placement Agent desire to establish an escrow account with the Escrow Agent into which the Company and Placement Agent shall instruct subscribers introduced to the Company by Placement Agent (the “Subscribers”) to deposit wire transfers, checks and other instruments for the payment of money made payable to the order of “Signature Bank as Escrow Agent for Apollo Gold Corporation,” and Escrow Agent is willing to accept said checks and other instruments for the payment of money in accordance with the terms hereinafter set forth; and

WHEREAS, the Company and Placement Agent represent and warrant to the Escrow Agent that they have not stated to any individual or entity that the Escrow Agent’s duties will include anything other than those duties stated in this Agreement; and

WHEREAS, the Company and Placement Agent warrant to the Escrow Agent that a copy of each document that has been delivered to Subscribers and third parties that include Escrow Agent’s name and duties, has been attached hereto as Schedule I.

NOW, THEREFORE, IT IS AGREED as follows:

1. Delivery of Escrow Funds.

(a) Placement Agent and the Company shall instruct Subscribers to deliver to Escrow Agent checks made payable to the order of “Signature Bank, as Escrow Agent for Apollo Gold Corporation” or wire transfer to Signature Bank, 261 Madison Avenue, New York, NY 10016, ABA No. 026013576 for credit to Signature Bank, as Escrow Agent for Apollo Gold Corporation, Account No. 500833641, in each case, with the name, address and social security number or taxpayer identification number of the individual or entity making payment. In the event any Subscriber’s address and/or social security number or taxpayer identification number are not provided to Escrow Agent by the Subscriber, then Placement Agent and/or the Company agree to promptly provide Escrow Agent with such information in writing. The Placement Agent will transmit any Subscriber funds received by it to Escrow Agent by noon of the business day following the date of any such receipt. The checks or wire transfers shall be deposited into a non interest-bearing account at Signature Bank entitled “Signature Bank, as Escrow Agent for Apollo Gold Corporation” (the “Escrow Account”).

(b) The collected funds deposited into the Escrow Account are referred to as the “Escrow Funds.”

(c) The Escrow Agent shall have no duty or responsibility to enforce the collection or demand payment of any funds deposited into the Escrow Account. If, for any reason, any check deposited into the Escrow Account shall be returned unpaid to the Escrow Agent, the sole duty of the Escrow Agent shall be to return the check to the Subscriber and advise the Company and Placement Agent promptly thereof.

2. Release of Escrow Funds. The Escrow Funds shall be paid by the Escrow Agent in accordance with the following:

(a) In the event that the Company and Placement Agent advise the Escrow Agent in writing that the Offering has been terminated (the “Termination Notice”), the Escrow Agent shall promptly return the funds paid by each Subscriber to said Subscriber without interest or offset.

(b) If prior to 3:00 P.M. Eastern time on the Termination Date, the Escrow Agent receives written notice, in the form of Exhibit A, attached hereto and made a part hereof, and signed by the Company and Placement Agent, stating that the Termination Date has been extended to the Final Termination Date, then the Termination Date shall be so extended.

(c) Provided that the Escrow Agent does not receive the Termination Notice in accordance with paragraph 2(a) and there is any amount deposited into the Escrow Account on or prior to later of the Termination Date or the date stated in the Extension Notice, if any, received by the Escrow Agent in accordance with paragraph 2(b) above, the Escrow Agent shall, upon receipt of written instructions, in the form of Exhibit B, attached hereto and made a part hereof, or in a form and substance satisfactory to the Escrow Agent, received from the Company and Placement Agent, pay the Escrow Funds in accordance with such written instructions, such payment or payments to be made by wire transfer within one (1) business day of receipt of such written instructions.

(d) If by 3:00 P.M. Eastern time on the later of the Termination Date or the date stated in the Extension Notice, if any, that the Escrow Agent has received in accordance with paragraph 2(b) above, the Escrow Agent has not received written instructions from the Company and Placement Agent regarding the disbursement of the Escrow Funds or the total amount of the Escrow Funds is less than the Minimum Amount, then the Escrow Agent shall promptly return the Escrow Funds to the Subscribers without interest or offset. The Escrow Funds returned to each Subscriber shall be free and clear of any and all claims of the Escrow Agent.

(e) The Escrow Agent shall not be required to pay any uncollected funds or any funds that are not available for withdrawal.

(f) If the Termination Date, Final Termination Date or any date that is a deadline under this Agreement for giving the Escrow Agent notice or instructions or for the Escrow Agent to take action is not a Banking Day, then such date shall be the Banking Day that immediately preceding that date. A Banking Day is any day other than a Saturday, Sunday or a day that a New York State chartered bank is not legally obligated to be opened.

3. Acceptance by Escrow Agent. The Escrow Agent hereby accepts and agrees to perform its obligations hereunder, provided that:

(a) The Escrow Agent may act in reliance upon any signature believed by it to be genuine, and may assume that any person who has been designated by Placement Agent or the Company to give any written instructions, notice or receipt, or make any statements in connection with the provisions hereof has been duly authorized to do so. Escrow Agent shall have no duty to make inquiry as to the genuineness, accuracy or validity of any statements or instructions or any signatures on statements or instructions. The names and true signatures of each individual authorized to act singly on behalf of the Company and Placement Agent are stated in Schedule II, which is attached hereto and made a part hereof. The Company and Placement Agent may each remove or add one or more of its authorized signers stated on Schedule II by notifying the Escrow Agent of such change in accordance with this Agreement, which notice shall include the true signature for any new authorized signatories.

(b) The Escrow Agent may act relative hereto in reliance upon advice of counsel in reference to any matter connected herewith. The Escrow Agent shall not be liable for any mistake of fact or error of judgment or law, or for any acts or omissions of any kind, unless caused by its willful misconduct or gross negligence.

(c) Placement Agent and the Company agree to indemnify and hold the Escrow Agent harmless from and against any and all claims, losses, costs, liabilities, damages, suits, demands, judgments or expenses (including but not limited to reasonable attorney’s fees) claimed against or incurred by Escrow Agent arising out of or related, directly or indirectly, to this Escrow Agreement unless caused by the Escrow Agent’s gross negligence or willful misconduct.

(d) In the event that the Escrow Agent shall be uncertain as to its duties or rights hereunder, the Escrow Agent shall be entitled to (i) refrain from taking any action other than to keep safely the Escrow Funds until it shall be directed otherwise by a court of competent jurisdiction, or (ii) deliver the Escrow Funds to a court of competent jurisdiction.

(e) The Escrow Agent shall have no duty, responsibility or obligation to interpret or enforce the terms of any agreement other than Escrow Agent’s obligations hereunder, and the Escrow Agent shall not be required to make a request that any monies be delivered to the Escrow Account, it being agreed that the sole duties and responsibilities of the Escrow Agent shall be to the extent not prohibited by applicable law (i) to accept checks or other instruments for the payment of money and wire transfers delivered to the Escrow Agent for the Escrow Account and deposit said checks and wire transfers into the non-interest bearing Escrow Account, and (ii) to disburse or refrain from disbursing the Escrow Funds as stated above, provided that the checks received by the Escrow Agent have been collected and are available for withdrawal.

4. Resignation and Termination of the Escrow Agent. The Escrow Agent may resign at any time by giving 30 days’ prior written notice of such resignation to Placement Agent and the Company. Upon providing such notice, the Escrow Agent shall have no further obligation hereunder except to hold as depositary the Escrow Funds that it receives until the end of such 30-day period. In such event, the Escrow Agent shall not take any action, other than receiving and depositing Subscribers checks and wire transfers in accordance with this Agreement, until the Company has designated a banking corporation, trust company, attorney or other person as successor. Upon receipt of such written designation signed by Placement Agent and the Company, the Escrow Agent shall promptly deliver the Escrow Funds to such successor and shall thereafter have no further obligations hereunder. If such instructions are not received within 30 days following the effective date of such resignation, then the Escrow Agent may deposit the Escrow Funds held by it pursuant to this Agreement with a clerk of a court of competent jurisdiction pending the appointment of a successor. In either case provided for in this paragraph, the Escrow Agent shall be relieved of all further obligations and released from all liability thereafter arising with respect to the Escrow Funds.

5. Termination. The Company and Placement Agent may terminate the appointment of the Escrow Agent hereunder upon written notice specifying the date upon which such termination shall take effect, which date shall be at least 30 days from the date of such notice. In the event of such termination, the Company and Placement Agent shall, within 30 days of such notice, appoint a successor escrow agent and the Escrow Agent shall, upon receipt of written instructions signed by the Company and Placement Agent, turn over to such successor escrow agent all of the Escrow Funds; provided, however, that if the Company and Placement Agent fail to appoint a successor escrow agent within such 30-day period, such termination notice shall be null and void and the Escrow Agent shall continue to be bound by all of the provisions hereof. Upon receipt of the Escrow Funds, the successor escrow agent shall become the escrow agent hereunder and shall be bound by all of the provisions hereof and Signature Bank shall be relieved of all further obligations and released from all liability thereafter arising with respect to the Escrow Funds and under this Agreement.

6. Investment. All funds received by the Escrow Agent shall be invested only in non-interest bearing bank accounts at Signature Bank.

7. Compensation. Escrow Agent shall be entitled, for the duties to be performed by it hereunder, to a fee of $2,500, which fee shall be paid by the Company upon the signing of this Agreement. In addition, the Company shall be obligated to reimburse Escrow Agent for all fees, costs and expenses incurred or that become due in connection with this Agreement or the Escrow Account, including reasonable attorney’s fees. Neither the modification, cancellation, termination or rescission of this Agreement nor the resignation or termination of the Escrow Agent shall affect the right of Escrow Agent to retain the amount of any fee which has been paid, or to be reimbursed or paid any amount which has been incurred or becomes due, prior to the effective date of any such modification, cancellation, termination, resignation or rescission. To the extent the Escrow Agent has incurred any such expenses, or any such fee becomes due, prior to any closing, the Escrow Agent shall advise the Company and the Company shall direct all such amounts to be paid directly at any such closing.

8.  Notices. All notices, requests, demands and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given if sent by hand-delivery, by facsimile (followed by first-class mail), by nationally recognized overnight courier service or by prepaid registered or certified mail, return receipt requested, to the addresses set forth below:

If to Placement Agent:

Shoreline Pacific, LLC
655 Montgomery Street, Suite 1010
San Francisco, California 94111
Attention: Harlan Kleinman
Fax: 415-399-1366

If to the Company:

Apollo Gold Corporation
5655 South Yosemite Street, Suite 200
Greenwood Village, Colorado 80111
Attention: Melvyn Williams
Fax: 303-524-3280

If to Escrow Agent:

Signature Bank
261 Madison Avenue
New York, NY 10016
Attention: Cliff Broder, Group Director and Senior Vice President
Fax: (646) 822-1359

9. General.

(a) This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York applicable to agreements made and to be entirely performed within such State, without regard to choice of law principles.

(b) This Agreement sets forth the entire agreement and understanding of the parties with respect to the matters contained herein and supersedes all prior agreements, arrangements and understandings relating thereto.

(c) All of the terms and conditions of this Agreement shall be binding upon, and inure to the benefit of and be enforceable by, the parties hereto, as well as their respective successors and assigns.

(d) This Agreement may be amended, modified, superseded or canceled, and any of the terms or conditions hereof may be waived, only by a written instrument executed by each party hereto or, in the case of a waiver, by the party waiving compliance. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect its right at a later time to enforce the same. No waiver of any party of any condition, or of the breach of any term contained in this Agreement, whether by conduct or otherwise, in any one or more instances shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement. No party may assign any rights, duties or obligations hereunder unless all other parties have given their prior written consent.

(e) If any provision included in this Agreement proves to be invalid or unenforceable, it shall not affect the validity of the remaining provisions.

(f) This Agreement and any modification or amendment of this Agreement may be executed in several counterparts or by separate instruments and all of such counterparts and instruments shall constitute one agreement, binding on all of the parties hereto.

10. Form of Signature. The parties hereto agree to accept a facsimile transmission copy of their respective actual signatures as evidence of their actual signatures to this Agreement and any modification or amendment of this Agreement; provided, however, that each party who produces a facsimile signature agrees, by the express terms hereof, to place, promptly after transmission of his or her signature by fax, a true and correct original copy of his or her signature in overnight mail to the address of the other party.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first set forth above.

Apollo Gold Corporation By: ______________________________ Name: Title:	Shoreline Pacific, LLC By: _______________________ Name: Title:

SIGNATURE BANK

By:  _____________________________
Name:
Title:

By:  _____________________________
Name:
Title:

Schedule I
OFFERING DOCUMENTS

Securities Purchase Agreement dated on or about February 13, 2006

Form of Debenture

Form of Warrant

Schedule II

The Escrow Agent is authorized to accept instructions signed or believed by the Escrow Agent to be signed by any one of the following on behalf of the Company and Placement Agent.

Apollo Gold Corporation

Name _____________________	True Signature _____________________

Shoreline Pacific, LLC

Name _____________________ _____________________	True Signature _____________________ _____________________

Exhibit A
Extension Notice

Date: __________________

Signature Bank
261 Madison Avenue
New York, NY 10016
Attention: Cliff Broder, Group Director & Senior Vice President

Dear _________:

In accordance with the terms of paragraph 2(b) of an Escrow Deposit Agreement dated ___ _______, by and among Apollo Gold Corporation (the “Company”), Shoreline Pacific, LLC (“Placement Agent”), and Signature Bank (the “Escrow Agent”), the Company and Placement Agent hereby notifies the Escrow Agent that the Termination Date has been extended to __________ __, 2007, the Final Termination Date.

Very truly yours,

Apollo Gold Corporation
By:_____________
Name:__________
Title:____________

Shoreline Pacific, LLC
By:_____________
Name:___________
Title:____________

Exhibit B

FORM OF ESCROW RELEASE NOTICE

Date:

Signature Bank
261 Madison Avenue
New York, NY 10016
Attention: Cliff Broder, Group Director & Senior Vice President

Dear _________:

In accordance with the terms of paragraph 2(c) of an Escrow Deposit Agreement dated as of ________ __, 2007 (the "Escrow Agreement"), by and between Apollo Gold Corporation (the "Company"), Signature Bank (the "Escrow Agent") and Shoreline Pacific, LLC ("Placement Agent"), the Company and Placement Agent hereby notify the Escrow Agent that the ________ closing will be held on ___________ for gross proceeds of $_________.

PLEASE DISTRIBUTE FUNDS BY WIRE TRANSFER AS FOLLOWS (wire instructions attached):

________________________:      $

________________________:      $

________________________:      $

Very truly yours,

Apollo Gold Corporation
By:_____________
Name:__________
Title:____________

Shoreline Pacific, LLC
By:_____________
Name:___________
Title:____________